UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number 1-15399
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Packaging Corporation of America
1900 West Field Court
Lake Forest, IL 60045

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees

Page
A. Financial Statements
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
B. Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	14
C. Exhibit
Item 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
Benefits Administration Committee
Packaging Corporation of America Retirement Savings Plan for Salaried Employees
We have audited the accompanying statements of net assets available for benefits of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Chicago, Illinois
June 28, 2011

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Interest in Master Trust	$263,858,794	$225,367,635
Notes receivable from participants	5,179,309	4,892,800
Contributions receivable:
Company	395,883	369,523
Participant	511,201	474,021

	269,945,187	231,103,979

Liabilities
Administrative expenses payable	29,883	29,653

Net assets at fair value	269,915,304	231,074,326
Adjustment from fair value to contract value	329,927	2,283,978

Net assets available for benefits	$270,245,231	$233,358,304

See accompanying notes.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31,
	2010	2009
Additions
Contributions:
Participants	$13,566,859	$13,263,403
Company	10,037,335	9,629,459
Rollover	773,895	733,017
Net investment income from Master Trust	29,690,966	49,991,804
Interest income from participant notes receivable	209,079	246,599

Total additions	54,278,134	73,864,282
Deductions
Benefit payments	17,082,711	11,996,320
Administrative expenses	308,496	303,501

Total deductions	17,391,207	12,299,821

Net increase	36,886,927	61,564,461
Net assets available for benefits:
Beginning of year	233,358,304	171,793,843

End of year	$270,245,231	$233,358,304

See accompanying notes.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2010 and 2009
1. Description of the Plan
     The following description of the Packaging Corporation of America (the “Company” or “PCA”) Retirement Savings Plan for Salaried Employees (the “Plan”) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
     The Plan is a defined-contribution plan, established February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan covers salaried employees of the Company and each of its domestic subsidiaries that have adopted the Plan who have completed six months of service, as defined.
Contributions
     Upon enrolling in the Plan, participants may contribute between 1% and 50% of annual pretax compensation, as defined, with such contributions limited to $16,500 in 2010 and 2009 for employees under age 50 and $22,000 in 2010 and 2009 for employees age 50 and older. Participants may also rollover qualifying distributions from other qualified plans.
     The Company matches participant pretax contributions on the following basis:
•	The first 4% of pretax contributions are matched at a rate of 80%.

•	The next 4% of pretax contributions are matched at a rate of 50%.
     In addition to the Company’s matching contribution, the Company also makes a retirement savings contribution to eligible employees after one year of service up to 5% of compensation based on years of service, as defined. The contribution is made on behalf of the employee regardless of whether or not the employee is contributing to the Plan.
Participant Accounts
     Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings (losses) and is charged with an allocation of administrative expenses. Allocations are based on each participant’s account balance, as defined, in relation to the balance of all participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
     Participants are immediately 100% vested in the value of their pretax and Company matching contributions and rollovers from other qualified plans.
     The Company retirement savings contribution becomes 100% vested upon completion of three years of service, or upon reaching 65 years of age, permanent disability, or death while employed by the Company. Forfeited balances of nonvested terminated participants are applied to reduce future Company contributions.
Investment Options
     Participants may elect to invest their ongoing pretax contributions, the Company retirement savings contribution, and the value of their entire accumulated account balance in any of the available investment options provided by the Plan. All matching contributions are invested in the PCA Common Stock Fund. Participants are eligible to transfer or withdraw the value from the PCA Common Stock Fund immediately following the deposit into their account.
     Participants may change their investment options on any business day, subject to certain short-term trading restrictions outlined in the Summary Plan Description.
Benefit Payments
     In the event of retirement (as defined in the Plan), death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in cash unless an election is made to be distributed in kind. In-service withdrawals of rollover contributions and related earnings are available for any reason. In-service withdrawals of certain predecessor plan account balances, as defined, are available for any reason. Participants age 55 or older may withdraw the entire value, or any portion thereof, of their Company matching contributions and the vested value of their Company retirement savings contribution at any time. Participants who have attained the age of 59 1/2 may withdraw the entire value, or any portion thereof, of their account balance at any time.
Administrative Expenses
     Administrative expenses are paid from Plan assets, to the extent not paid by the Company.
Participant Loans
     A participant may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by The Wall Street Journal and are secured by the participant’s account balance in the Plan. Loans must be repaid within 54 months, with principal and interest payments made primarily through payroll deductions. Employees on unpaid leave may continue to repay loans via personal check or money order during their period of absence. Participants also have the ability to elect to make a one-time prepayment of their outstanding loan balance, of which payment can be made via personal check or money order.
Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Significant Accounting Policies
Recent Accounting Pronouncements
     In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans,” (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
     In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements,” (“ASU 2010-06”). This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures.” ASU 2010-06 amends ASC 820 to now require: (1) a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of existing disclosures. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have any effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
Basis of Accounting
     The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
     The Plan’s beneficial interest in the PCA Defined Contribution Master Trust (the “Master Trust”) represents the Plan’s share of the Master Trust’s investments stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.
     The Plan invests in fully benefit-responsive synthetic investment contracts (“synthetic GICs”). These synthetic GICs are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to synthetic GICs because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses.
     Purchases and sales of securities are recorded on the settlement date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment Contracts
     The JP Morgan Stable Value Fund, a synthetic GIC, provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party. The account is credited with interest as specified in the contract and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal plus accumulated interest. The contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.
     There are no reserves against contract value for credit risk of the contract issuer. The crediting interest rate for the wrap contracts is calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index but cannot be less that zero.
     In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include: (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrap contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrap contract issuer’s underwriting criteria for issuance of a similar wrap contract.
     Examples of events that would permit a wrap contract issuer to terminate a wrap contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provision of the Plan. If one of these events was to occur, the wrap contract issuer could terminate the wrap contract at the market value of the underlying investments.

     The average yields for the JP Morgan Stable Value Fund are as follows:

	2010	2009
Based on actual earnings	2.98%	3.80%
Based on interest rate credited to participants	2.63%	2.51%
Contributions
     Participant contributions are made through payroll deductions and recorded in the period the deductions are made. Company contributions are deposited as soon as administratively practicable after each pay period.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Notes Receivable from Participants
     Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
3. Master Trust
     The Master Trust includes assets of the Plan and the Packaging Corporation of America Thrift Plan for Hourly Employees. All of the Plan’s investments are invested in the Master Trust. The purpose of the Master Trust is the collective investment of assets of participating plans. Each participating plan’s interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust specifically identifies contributions, benefit payments, and plan-specific expenses attributable to each participating plan. Investment gains (losses) are allocated to each participating plan in the Master Trust on a daily basis based on each plan’s separate interest in the Master Trust. At December 31, 2010, the Plan’s interest in the net assets of the Master Trust at fair value was 65.3%, or $263,858,794. At December 31, 2009, the Plan’s interest in the net assets of the Master Trust at fair value was 64.1%, or $225,367,635.
     The investments held by the Master Trust and the Plan’s percentage interest in each of the investments within the Master Trust are presented below.

		Plan’s		Plan’s
	December 31,	Percentage	December 31,	Percentage
	2010	Interest	2009	Interest
Assets
Mutual funds
Fidelity Growth Company	$70,460,784	55.8%	$57,922,428	53.1%
PIMCO Total Return Fund	41,973,619	65.4	34,367,135	66.4
EuroPacific Growth	28,512,855	67.1	32,570,421	64.8
Columbia Small Cap Growth I2 Fund	27,777,076	65.6	15,707,216	64.8
American Balanced R4	16,743,068	60.5	12,563,818	55.8
Loomis Sayles Value Y Fund	14,385,354	68.3	12,303,875	66.1
Rainer Mid Cap	8,532,555	71.0	3,161,125	74.6

Total mutual funds	208,385,311	62.4	168,596,018	60.7
Common collective trust funds
JP Morgan Liquidity Fund	10,264,862	71.9	8,910,760	80.5
JP Morgan Intermediate Bond Fund	98,720,118	51.7	95,714,345	49.6
BlackRock Equity Index Fund T	19,714,120	73.7	17,248,812	71.8

Total common collective trust funds	128,699,100	56.7	121,873,917	55.0
Common stocks
PCA	60,902,515	92.1	54,992,007	92.8
Pactiv	—	—	4,352,736	80.1
Tenneco	882,841	76.0	646,263	78.0

Total common stocks	61,785,356	91.8	59,991,006	91.7
Short-term investment fund
Short-term investments	5,073,192	80.6	988,076	96.0

Total assets at fair value	403,942,959	65.3	351,449,017	64.1
Adjustment from fair value to contract value	763,088	43.2	4,571,186	50.0

Net assets	$404,706,047	65.3%	$356,020,203	63.9%

     Investment income for the Master Trust was as follows:

	Year Ended
	December 31,
	2010	2009
Interest income	$3,501,567	$4,015,147
Dividends	2,373,391	2,491,342
Other income	435,361	473,856
Net realized and unrealized appreciation in fair value of:
Mutual funds	24,542,467	34,087,310
PCA common stock	7,588,567	24,608,433
Other common stocks	2,302,980	361,343
Common collective trust funds	2,555,598	3,476,792

Total investment income	$43,299,931	$69,514,223

4. Fair Value Measurements
     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
     The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
     Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

     Mutual funds and common stocks: valued at quotations obtained from national securities exchanges.
     Common collective trust funds: valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. This category includes three common/collective trusts.
     The JP Morgan Liquidity Fund and the JP Morgan Intermediate Bond Fund, fixed income funds, are contained within the JP Morgan Stable Value Fund option. This fund seeks to preserve the value of money invested, perform better than the average money market fund, and earn consistent, reliable returns. The fund invests in a high quality fixed income portfolio combined with investment contracts called benefit responsive wraps. Participant directed redemptions have no restrictions; however the Plan is required to provide up to a one year redemption notice to liquidate its entire share in the fund.
     The BlackRock Equity Index Fund T is an equity fund that seeks to match the performance of the S&P 500 Index by investing in stocks that make up the index. Participant directed redemptions are restricted as follows: participants who elect to transfer $5,000 or more out of any single investment fund on any given trading day must wait 30 calendar days before they will be permitted to reinvest $5,000 or more back into the same investment fund on any given trading day. The restriction does not apply to regular contributions, loan payments, loans, withdrawals, or distributions made out of the funds. The Plan is not required to provide an advance redemption notice to liquidate its entire share in the fund.
     Short-term investments: valued at cost, which approximates fair value.
     The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets carried at fair value:

	December 31, 2010
	Level 1	Level 2	Level 3
Master trust investments Mutual funds
Growth fund — U.S.	$84,846,138	$—	$—
Growth fund — non U.S.	28,512,855	—	—
Intermediate term bond fund	41,973,619	—	—
Blended fund	16,743,068	—	—
Mid Cap stocks	8,532,555	—	—
Small Cap stocks	27,777,076	—	—

Total mutual funds	208,385,311	—	—
Common stocks
Individual corporate stocks — U.S.	61,785,356	—	—
Short-term investment fund	—	5,073,192	—
Common collective trust funds
Fixed income	—	108,984,980	—
Equity	—	19,714,120	—

Total common collective trust funds	—	128,699,100	—

Total master trust investments	$270,170,667	$133,772,292	$—

	December 31, 2009
	Level 1	Level 2	Level 3
Master trust investments Mutual funds
Growth fund — U.S.	$70,226,303	$—	$—
Growth fund — non U.S.	32,570,421	—	—
Intermediate term bond fund	34,367,135	—	—
Blended fund	12,563,818	—	—
Mid Cap stocks	3,161,125	—	—
Small Cap stocks	15,707,216	—	—

Total mutual funds	168,596,018	—	—
Common stocks
Individual corporate stocks — U.S.	59,991,006	—	—
Short-term investment fund	—	988,076	—
Common collective trust funds
Fixed income	—	104,625,105	—
Equity	—	17,248,812	—

Total common collective trust funds	—	121,873,917	—

Total master trust investments	$228,587,024	$122,861,993	$—

5. Tax Status
     The Plan has received a determination letter from the Internal Revenue Service (the “IRS) dated May 9, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, that the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
     Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan Administrator believes it is no longer subject to federal income tax examinations for years prior to 2007.
6. Risks and Uncertainties
     The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$270,245,231	$233,358,304
Amounts allocated to withdrawn participants	—	(753)
Adjustment of investments from fair value to contract value	(329,927)	(2,283,978)

Net assets available for benefits per the Form 5500	$269,915,304	$231,073,573

     The following is a reconciliation of net increase per the financial statements to Form 5500:

Year ended
December 31, 2010
Total net increase per the financial statements	$36,886,927
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at beginning of the period	2,283,978
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at end of period	(329,927)
Amounts allocated to withdrawing participants at December 31, 2009	753

Total net increase per the Form 5500	$38,841,731

8. Related Party Transactions
     The Master Trust invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2010, the Plan received $1,358,630 in common stock dividends from the Company.
9. Subsequent Events
     Effective January 1, 2011, the portion of the Plan currently invested in PCA common stock, and any future employee or employer contributions used to acquire PCA common stock, is designated as invested in an Employee Stock Ownership Plan (“ESOP”). Plan participants will now have the ability to instruct the Plan’s trustee to distribute directly to them future cash dividends paid on shares of PCA common stock credited to their PCA common stock ESOP. The election to receive cash dividends is made through the PCA Benefits Center, and dividends will be reported as taxable income.
     Effective January 1, 2011 the Plan made a change to the eligibility period for the Company Retirement Savings Contribution. The waiting period was changed from 1 year of service to 6 months of service.
     Also in 2011, the Packaging Corporation of Chicago (formerly Elwood Packaging. Inc.) Retirement Savings Plan for Salaried Employees will be merged into the Plan. The transfer of assets is expected to be complete on or about June 30, 2011. Elwood Packaging was acquired by PCA in 2009.

Supplemental Schedule
Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2010

Current
Description of Issue	Value
Notes receivable from participants — Interest rates ranging from 3.25% to 8.50% *	$5,179,309

*	Represents a party in interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Retirement Savings Plan for Salaried Employees
Date: June 28, 2011
/s/ STEPHEN T. CALHOUN
Stephen T. Calhoun
Vice President-Human Resources

INDEX TO EXHIBIT

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm